 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997

                                                   REGISTRATION NO. 333-26271
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                AMENDMENT NO. 2
                                      TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                      ------------------------------------

                              PHOENIX NETWORK, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                               4813                       84-0881154
(State or other jurisdiction of      (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization)       Classification Code Number)           Identification No.)


                               1687 COLE BOULEVARD
                                GOLDEN, CO 80401
                                 (303) 205-3500
                   (Address, including zip code, and telephone
                         number, including area code, of
                        Registrant's principal executive
                                    offices)

                               WALLACE M. HAMMOND
                                    PRESIDENT
                              PHOENIX NETWORK, INC.
                               1687 COLE BOULEVARD
                                GOLDEN, CO 80401
                                 (303) 205-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With Copies to:
                             ERNEST J. PANASCI, ESQ.
                            KEVIN G. O'CONNELL, ESQ.
                    SLIVKA ROBINSON WATERS & O'DORISIO, P.C.
                          1099 18TH STREET, SUITE 2600
                             DENVER, COLORADO 80202
                                 (303) 297-2600
                              (303) 297-2750 (FAX)

                      ------------------------------------

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

           If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                      ------------------------------------

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                5,099,886 SHARES

                              PHOENIX NETWORK INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                           --------------------------

           This Prospectus relates to the public offering, which is not being underwritten, of 5,099,886 shares (the "Shares") of Common Stock of Phoenix Network, Inc. ("Phoenix" or the "Company"). The Shares may be offered by certain stockholders of the Company (the "Selling Stockholders") from time to time in transactions on the American Stock Exchange, in negotiated transactions or otherwise, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution." The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker might be in excess of customary commissions). To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to any particular offer will be set forth in an accompanying Prospectus Supplement.

           None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the Shares being offered by the Selling Stockholders.

           INVESTMENTS IN THE SHARES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS
THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN PHOENIX
COMMON STOCK.

           The Common Stock of the Company is traded on the American Stock Exchange under the trading symbol "PHX."

                             ----------------------

           The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                             -----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                  The date of this Prospectus is June 27, 1997

                              AVAILABLE INFORMATION

           Phoenix is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed and traded on the American Stock Exchange (the "AMEX"). Reports, proxy statements and other information concerning Phoenix may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

           Phoenix has filed with the SEC a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Company's Common Stock being offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from the Company. Requests should be directed to Phoenix Network, Inc.'s principal executive offices at 1687 Cole Boulevard, Golden, Colorado 80401
Attention: Jon Beizer, Senior Vice President and Chief Financial Officer, telephone (303) 205-3500.

           Phoenix will provide without charge to each person, upon the written or oral request of any such person, a copy of any and all of the documents referred to below which have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

           The following documents previously filed by Phoenix with the SEC pursuant to the Exchange Act are incorporated herein by reference:

                  (a) Phoenix's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as amended on Forms 10-K/A;


                  (b) Phoenix's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 as amended on Forms 10-Q/A;


                  (c) Phoenix's Current Reports on Form 8-K dated January 23, 1997 and April 25, 1997.

                  (d) The description of Phoenix's Common Stock which is contained in Phoenix's Registration Statement on Form 10, filed August 7, 1989 (File No. 0-17909) including any amendment or report filed for the purpose of updating such description.

         All documents filed by Phoenix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Statements contained in this Prospectus or in any document incorporated into this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

           Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made thereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                           FORWARD-LOOKING STATEMENTS

           This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made to the particular discussions set forth under "THE COMPANY." In connection with forward-looking statements which appear in these disclosures, prospective investors should carefully review the factors set forth in this Prospectus under "RISK FACTORS--Possible Merger with US ONE; Need for Additional Capital," "--Possible Acquisitions; Need for Additional Capital," "--Need to Successfully Integrate Mergers and Acquisitions," "--Management of Rapid Growth," "--Ability to Successfully Implement New Billing and Customer Care Platform," "--Reliance on Switching Service Providers; Risks Associated with Network Deployment," "--Ability to Successfully Develop New Products and Enter New Markets" and "--Customer Attrition."

                                   THE COMPANY

GENERAL

           Phoenix is a facilities-based reseller of telecommunications services which sells to residential accounts and small to medium-sized commercial accounts. The Company signs up customers for long distance and other telecommunications services and places them either on its own network or on the network of the nation's largest facilities based carriers. In addition to basic long distance service, Phoenix offers 800 numbers, calling cards, conference calling, debit cards, private lines, dedicated circuits, international callback and internet access.

           During the latter half of 1995, Phoenix embarked on an acquisition strategy with the stated goal of acquiring companies which could either add new products to Phoenix's product portfolio or whose customer base and sales organization would represent a profitable investment. During 1995, Phoenix acquired Bright Telecom, L.P., a small international call-back provider and Tele-Trend Communications, LLC, a Denver-based switchless reseller. During 1996, Phoenix acquired Automated Communications, Inc., a Denver facilities-based reseller and AmeriConnect, Inc., an Overland Park-based switchless reseller. Phoenix will continue to pursue acquisitions of companies which could add profitable products or customer bases. To fund acquisitions, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities substantial dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to Phoenix, if at all.

RECENT DEVELOPMENTS

           The Company's board of directors has authorized the Company to seek the conversion into Common Stock of all of the issued and outstanding shares of the Company's Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock. As of March 31, 1997, Phoenix estimates that the conversion of each of the above series of Preferred Stock will result in the issuance of an aggregate of approximately 1,908,954 shares of Common Stock. It is expected that such conversion, if it occurs, will take place in the second and/or third quarters of 1997.

           The Company experienced a loss of $2.3 million for the first quarter ended March 31, 1997. Revenues decreased to $21,357,696 compared with revenues of $27,336,312 for the comparable period of the prior year. The decrease was primarily due to a 14.2% decrease in the average revenue per minute due to the Company's customers utilizing more competitively priced services offered by the Company over the past year. In addition, selling, general and administrative expenses have increased as a percentage of revenue by 4.5% between first quarter 1996 and first quarter 1997.

           In April 1997, the Company filed a Summons and Complaint in the Circuit Court for Palm Beach County, Florida against Alpha Digital Technology, a former customer ("Alpha Digital"), seeking to recover for services rendered in the amount of approximately $560,000. The Company plans to file a Summons and Complaint in the Circuit Court for Hillsborough County, Florida against Classic Personnel Services, Inc. d/b/a World Placement Services, a former customer ("World Placement"), seeking to recover for services rendered in the amount of approximately $486,000. No revenue has been recorded related to these amounts. To date, the Company has been unable to effectuate service of process on Alpha Digital; efforts to do so are continuing. The Company has notified the vendor that provided the underlying dedicated long distance services provided to Alpha Digital and World Placement of the possibility of a claim. The Company has alleged in the notice letter that the vendor failed to act properly with respect to monitoring usage levels and notifying the Company of the heavy usage that occurred on these two accounts. It is the Company's position that the vendor's actions and omissions caused or contributed to the loss to which the Company is exposed. The underlying vendor billed the Company approximately $510,000 for the services provided to Alpha Digital and World Placement. This liability has not been recorded by the Company. At this time it is unclear as to the ultimate outcome of either of the two actions and the Company's discussions with the vendor. If the Company is unable to recover in one or both of the actions and is required to pay the vendor for the full amount billed by the vendor, its operations and financial condition could be materially adversely affected.

           The Company's executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401 (telephone: (303) 205-3500.

                                  RISK FACTORS

           In evaluating Phoenix's business, prospective investors should consider carefully the following risk factors in addition to the other information contained or incorporated by reference in this Prospectus.

           This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below as well as those discussed in reports filed with the SEC by Phoenix.

           Negative Cash Flow From Operations. For the years ended December 31, 1995 and 1996, the Company's consolidated loss before interest expense, income taxes, depreciation and amortization, loss on abandonment of fixed assets, aborted bond offering expenses and relocation expense was $148,000 and $5.1 million, respectively. The Company's ability to achieve positive cash flow from operations will be dependent primarily upon the successful implementation of the Company's business strategy, which relies largely upon the Company's ability to increase cash flow through acquisitions and decrease average line costs through deployment and loading of a nation-wide long distance network system (the "Network"), consisting of switching equipment in major metropolitan areas and transmission facilities between these switches. Other factors which are beyond the control of the Company, such as the future actions of competitors and regulators, may also affect the Company's realization of the benefits of its business strategy. There can be no assurance that the Company will be successful in improving its cash flow.

           History of Operating Losses. Phoenix sustained operating losses of $1.9 million, $1.4 million and $12.3 million in the years ended December 31, 1993, 1995 and 1996, respectively, and operating income of only $2,000 for the year ended December 31, 1994. Phoenix expects to continue to incur operating losses for the foreseeable future due to the high amortization of goodwill charges resulting from acquisitions and increased competitiveness in the telecommunications industry. Due to the increase in new competitors, the overall decline in retail rates and price sensitivity in the telecommunications industry, over the last two years, the Company's customer churn, bad debt, and new customer acquisition costs have increased. Competitive pricing has resulted in a decrease in the Company's average revenue per minute and lower gross margins. In addition, while the Company's selling, general and administrative expenses ("SG&A") have decreased in the first quarter of 1997 as compared to the same period of the prior year, as a percentage of revenues SG&A have increased. To finance its operations, Phoenix has a line of credit facility of up to $10.0 million under the Amended and Restated Loan and Security Agreement with Foothill Capital Corporation (the "Credit Facility") and may incur additional indebtedness from time to time subject to restrictions in the Credit Facility. If Phoenix cannot achieve operating profitability, it may have difficulty in attracting equity capital or other financing, and the value of its Common Stock may be adversely affected, which may limit the ability of Phoenix to use its Common Stock to make future acquisitions. This, in turn, could negatively affect Phoenix's ability to successfully implement its business strategy.

           Possible Volatility of Stock Price. The market price of Phoenix's Common Stock has, in the past, fluctuated substantially over time and may in the future be highly volatile. Factors such as the announcements of rate changes for various carriers and/or vendors, including US ONE Communications Corp. (collectively with its subsidiaries, "US One") and Comdisco Network Services, a division of Comdisco, Inc. ("Comdisco"), technological innovation or new products or service offerings by Phoenix or its competitors, as well as market conditions in the telecommunications industry generally and variations in Phoenix's operating results, could cause the market price of Phoenix's Common Stock to fluctuate substantially. Because the public float for Phoenix's Common Stock is small, additional volatility may be experienced.

           Substantial Leverage. The Company may incur up to $10.0 million of indebtedness under the Credit Facility and may incur additional indebtedness from time to time subject to restrictions in the Credit Facility. The level of the Company's indebtedness could have adverse consequences, including the effect of such indebtedness on (i) the Company's ability to fund internally, or obtain additional debt or equity financing in the future for, acquisitions, working capital, operating losses, capital expenditures and other purposes; (ii) the Company's flexibility in planning for or reacting to changes in its business and market conditions; (iii) the Company's flexibility to compete with less highly leveraged competitors, particularly in the area of price competition and (iv) the Company's financial vulnerability in the event of a downturn in its business or the general economy.

           The Company's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by the successful implementation of its business strategy and financial, business and other factors, certain of which are beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be required to sell assets, obtain additional equity capital, restructure its debt and/or reduce or delay capital expenditures. In such event, the Company could face substantial liquidity problems, and there can be no assurance as to the success of such measures or the proceeds which the Company could realize therefrom.

           Credit Facility Covenants. From time to time the Company has been, and is currently, in violation of certain of its covenants in the Credit Facility. The Company has received waivers of its violations of these covenants. In the future, should the Company violate, or have a continuing violation of, any of the covenants constituting an event of default under the Credit Facility, there can be no assurance that it will receive a waiver of such violation. Under the terms of the Credit Facility, upon the occurrence of an event of default, the lender may, among other things, declare all amounts outstanding under the Credit Facility immediately due and payable, cease advancing money or extending credit to the Company and/or, during the continuance of an event of default, increase the interest rate on amounts outstanding under the Credit Facility. If the lender were to exercise certain of the remedies available to it upon an event of default, the Company may need to obtain an alternate source of financing. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such alternate financing will be available on terms acceptable to the Company, if at all. If Phoenix is unable to meet its obligations under the Credit Facility, its operations and financial condition could be materially adversely affected.

           Competition. The telecommunications services industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. It is characterized by low barriers to entry (e.g., the major facilities-based carriers' bulk rate tariffs are available to a wide range of potential market entrants), intense competition for customers and high customer churn rates. Competition on the basis of price, service offerings, and customer service is expected to increase in the future.

           Furthermore, the Telecommunications Act of 1996 (the "1996 Act") can be expected to increase competition in the domestic long distance market as the Regional Bell Operating Companies ("RBOCs") begin providing both in-region and out-of-region long distance service. The RBOCs may build their own national networks, resell telecommunications services of others, lease facilities from others or acquire smaller domestic long distance service providers. To the extent that the RBOCs enter the domestic long distance market by acquiring other long distance providers, the domestic long distance service industry may consolidate.

           Certain of Phoenix's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than Phoenix, control transmission lines and have long-standing relationships with Phoenix's target customers. Phoenix competes with the same facilities-based carriers from whom Phoenix procures bulk-rate services. Certain of Phoenix's competitors are able to provide services comparable to or more extensive than Phoenix's at rates competitive with Phoenix's rates. Additionally, Phoenix's strategy of deploying and loading a network can be replicated by some of its competitors.

           Phoenix competes with the principal long distance carriers, AT&T Corporation ("AT&T"), MCI Communications Corp. ("MCI"), and Sprint Corporation ("Sprint") as well as with other major providers of long distance services, including Frontier Communications (a subsidiary of Frontier Corporation), and LDDS/WorldCom, Inc. and its subsidiaries, including WilTel ("LDDS/WorldCom"). Additionally, as a result of Congress' recent enactment of the 1996 Act, the nation's largest local telephone companies (i.e., the RBOCs) and the General Telephone and Electronics operating companies (collectively "GTE"), energy utilities, cable television companies, competitive local exchange carriers ("CLECs") such as MFS Communications Company, Inc., and other entities will also be allowed to provide long distance service in the near future subject to various regulatory requirements and safeguards. An increase in such competition could have a material adverse effect on Phoenix's business, financial condition and results of operations, including higher customer attrition.

           There can be no assurance that Phoenix will be able to compete successfully in the future. Phoenix intends to compete in the long distance market and in the local market on the basis of price, service offerings and customer service. Phoenix's ability to compete on the basis of price is dependent on its ability to implement its Network and secure volume-discount pricing from vendor carriers and wholesale local access and local dial tone providers. The same volume-discount pricing that Phoenix utilizes is available to current and potential competitors, and current and potential competitors could lease or build networks in order to lower line costs. Phoenix does not have proprietary contractual arrangements in this regard. As a result, there are no substantial barriers to the entry of additional competitors into the field. Furthermore, to the extent such competitors acquire or develop facilities-based long distance and/or local dial tone networks, such competitors may be able to offer rates as low as or lower than those available from Phoenix.

           Phoenix's competitors may reduce rates or offer incentives to existing and potential customers of Phoenix, whether caused by general competitive pressures or the entry of the RBOCs, GTE and other local exchange carriers ("LECs") into the long distance market. Phoenix has historically attracted customers by pricing its services at a discount to the basic "1 plus" rates offered by AT&T, MCI and Sprint. These and other large long distance providers are offering an increasing number of flat rate and other rate plans in addition to basic service, and these plans are likely to result in a reduction in the number of long distance customers using basic "1 plus" rates. Because Phoenix believes that to maintain its competitive position it must be able to reduce its prices in order to maintain its relative price position in the market, a decrease in the rates charged by others for long distance services could have a material adverse effect on Phoenix's business, results of operations and financial condition.

           In addition, in certain instances LECs have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges and other rates in areas where adequate competition has emerged. As LECs become free to set rates and to provide discounts to high-volume customers, the ability of competitors that are substantially larger than Phoenix to obtain volume discounts for access and termination charges could adversely affect Phoenix by reducing the operating costs of its larger competitors relative to those of Phoenix. In particular, it is expected that the largest players in the long distance market, such as AT&T, MCI, Sprint and LDDS/WorldCom will be able to guarantee substantially larger volumes to LECs than will Phoenix. As deregulation of the local exchange market occurs, LECs may be willing to grant large interexchange carriers ("IXCs") significant discounts in return for guarantees of volume. There can be no assurance that Phoenix will be able to obtain similar discounts.

           Phoenix intends to commence offering local dial tone service in 1997. Phoenix expects to face intense competition from the RBOCs, which are the principal current providers of local dial tone services, and from other telecommunications services providers, including other long distance providers, who may also enter the market.

           Possible Merger with US One; Need for Additional Capital. Phoenix has entered into a letter of intent to merge with US One, with Phoenix as the surviving entity. See the Company's Current Report on Form 8-K, as filed with the SEC on April 25, 1997, and the exhibits thereto. Stockholders of Phoenix prior to the merger with US One (the "Merger") would own approximately 50% of the surviving entity following the Merger. Accordingly, stockholders of Phoenix would experience substantial dilution as to percentage ownership of the surviving entity and may experience dilution as to share value.

           The Merger, if consummated, will represent a strategic shift for the Company, as the Company's Network would then consist primarily of owned switches (most of which would be acquired in the Merger) and leased transmission facilities. Originally, the Company had intended to deploy the Network relying primarily on switching equipment leased from US One, together with leased transmission facilities. Further, the Company presently anticipates that, following the Merger, it may resell on a limited basis wholesale long distance and local dial tone products in addition to offering its own retail products. There can be no assurance that the Merger will be consummated, or that US One can be effectively and profitably integrated into Phoenix.

           Owning US One's switches, proprietary software and other assets would substantially increase the Company's need for capital. To raise additional required capital and to fund expenses of the Merger, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities, additional dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that the Company will be able to generate or raise sufficient capital on terms acceptable to it to enable the Company to implement its post-Merger business plan or pursue additional revenue opportunities.

           Furthermore, consummation of the Merger would subject the Company and its stockholders to substantial additional risk factors associated with the operation of US One's businesses and the implementation of US One's business strategy. Although the Merger is intended to enhance Phoenix's long-term profitability, the Merger may negatively impact Phoenix's operating results, particularly during the periods immediately following consummation thereof.

           US One was founded in 1994 and has no significant operating history. Therefore, investors have limited financial information upon which to base an evaluation of US One, and consequently, the Merger. Additionally, US One is subject to all the risks inherent in the establishment of a new business enterprise. US One, and the Company following the Merger, intend to use untested approaches to market positioning in the telecommunications industry and new configurations of existing technologies. There can be no assurance that such approaches will be effective or that such configurations will function as anticipated.

           Possible Acquisitions; Need for Additional Capital. As part of its growth strategy, Phoenix intends to pursue acquisitions of companies that could add profitable products or customer bases. With respect to any future acquisition, there can be no assurance that Phoenix will be able to locate or acquire suitable acquisition candidates, or that any companies or customer bases which are acquired can be effectively and profitably integrated into Phoenix. The success of Phoenix's acquisition strategy is dependent on a number of factors, many of which are not in Phoenix's control, including (i) Phoenix's ability to identify attractive acquisition candidates; (ii) Phoenix's ability to negotiate terms for such acquisitions that are favorable to Phoenix; (iii) the timely completion of any agreed upon acquisitions; (iv) the successful integration of the acquired businesses into Phoenix's existing business; and (v) the ability of Phoenix to retain the acquired customers and sales personnel after completion of the acquisition. The ability of Phoenix to transmit the long distance calls of customers of acquired businesses on Phoenix's Network may be affected by the terms of existing agreements of such acquired businesses with facilities-based carriers, which could limit the economic benefit of the migration of this traffic volume to the Network while such agreements are in effect. While Phoenix believes it can acquire companies at favorable prices, there can be no assurance that Phoenix will be able to do so or that intense competition for such companies will not develop among certain of Phoenix's competitors. Additionally, although acquisitions will be made with the intent of enhancing Phoenix's long-term profitability, they may negatively impact Phoenix's operating results, particularly during the periods immediately following the acquisition. To fund acquisitions, Phoenix may incur additional indebtedness to banks and other financial institutions and may issue, in public or private transactions, equity and debt securities. If additional funds are raised by issuing equity securities, substantial dilution to Phoenix stockholders may result. The availability and terms of any such financing will depend on market and other conditions, and there can be no assurance that such additional financing will be available on terms acceptable to Phoenix, if at all.

           Need to Successfully Integrate Mergers and Acquisitions. Phoenix must be able to rapidly and effectively integrate the businesses of merged and acquired ("acquired") companies with its own in order to successfully implement its business strategy. The successful integration of acquired businesses is dependent on a number of factors, including minimizing the costs of assimilating the operations and personnel of the acquired business with Phoenix's, minimizing customer attrition following the acquisition, avoiding disruption of Phoenix's ongoing business, including the distraction of management from day-to-day operations, maximizing the potential of any acquired products or services, eliminating duplicative costs and maintaining uniform standards, controls, procedures and policies. Phoenix will be required to assess and manage the obligations of acquired companies, including contingent liabilities which may be difficult to quantify. The management information systems ("MIS systems"), including the billing systems, of the acquired companies may be different from those of Phoenix's, may be subject to existing contracts with third party providers and typically must be integrated into Phoenix's. To the extent Phoenix acquires businesses in which its management has no prior experience, Phoenix may be dependent on the management of the acquired business.

           Management of Rapid Growth. Phoenix's strategy to merge with US One and to grow through additional acquisitions and enter new markets will place additional demands upon Phoenix's management and its customer service, sales, marketing and administrative resources. The growth of Phoenix will result in an increased level of responsibility for both existing and new management personnel. Phoenix will be required to implement and improve its operating and financial systems and controls and to attract, retain, train and manage new employees. Phoenix's management will be required to manage the day-to-day operations of Phoenix's current long distance service and, if the Merger is consummated, of US One's current businesses, while pursuing possible acquisitions and developing and introducing new products and services. If Phoenix is unable to meet the demands of expected growth, its operations and financial condition could be materially adversely affected.

           Ability to Successfully Implement New Billing and Customer Care Platform. Primarily as a result of previous acquisitions, Phoenix currently uses seven distinct billing systems. In addition, it is likely that any businesses acquired pursuant to Phoenix's acquisition strategy will also have partially or completely distinct billing systems. Phoenix is in the process of implementing a new billing and customer care platform (the "New Billing and Customer Care Platform") to replace the existing billing systems, and expenditures to complete the migration to the New Billing and Customer Care Platform are expected to be approximately $1.0 million in 1997. The New Billing and Customer Care Platform is fully installed and in the process of being tested. Certain of Phoenix's customers are presently receiving their bills from the New Billing and Customer Care Platform, and the rest of Phoenix's customers are expected to be phased onto the New Billing and Customer Care Platform during 1997. There can be no assurance that the New Billing and Customer Care Platform will be fully operational when anticipated or will operate as expected, and any difficulties in operating the New Billing and Customer Care Platform or integrating MIS systems could adversely affect Phoenix's ability to generate timely billing information and management reports.

            Dependence on Independent Distributors. Like many other companies in the telecommunications industry, Phoenix relies on independent distributors for a significant percentage of its new business sales. While Phoenix devotes significant resources on training and building relationships with these distributors, they are independent contractors who, in some instances, also do business with other telecommunications providers. Phoenix has only a limited degree of control over the operations of these distributors and adherence by the distributors to Company policies and procedures.

           Reliance on Switching Service Providers; Risks Associated with Network Deployment. A key component of Phoenix's business strategy has been to lower its line costs by deploying and loading the Network as an alternative to purchasing bulk capacity from facilities-based carriers on a bundled basis. If the Merger is consummated, Phoenix will own most or all of the switching equipment necessary to fulfill its switching needs, and the Network will include such owned switches. Until the Merger is consummated, and for the foreseeable future if the Merger is not consummated, Phoenix will be reliant on switching service providers to lease switching capacity to the Company. Phoenix has entered into agreements with US One and another company for the use of their long distance switches, only some of which have been deployed to date.

           In order to maximize the benefits of its Network strategy, Phoenix needs to maximize the amount of long distance calls transmitted on its Network and decrease the amount of long distance calls transmitted on the networks of third-party carriers. Management of Phoenix has estimated, without third party confirmation, that substantial cost savings can be achieved as a result of moving call traffic onto the Network (i.e., routed by at least one Company-controlled switch) ("On-Network") from being handled solely by third-party carriers off of the Network ("Off-Network"). Management's estimates make certain assumptions as to general industry and business conditions, many of which are beyond the control of Phoenix. There can be no assurance that such cost savings will be realized or that unforeseen costs and expenses or other factors will not offset the cost savings in whole or in part.

           Moreover, if the Merger is consummated, Phoenix's line costs will be dependent on the total volume of traffic it is able to place on the Network, as the operating costs of the Network will be charged based upon the Company's minutes of use. If the Company is not able to generate sufficient traffic volume, either internally or through resale of wholesale products, the Company's operating results and competitive position may deteriorate. There can be no assurance that the Company will be able to adequately load the Network to achieve the anticipated cost savings.

           Historically, Phoenix has provided long distance services to small businesses by purchasing bulk-rate capacity from third-party carriers and transmitting its customers' long distance calls over those carriers' networks. The success of Phoenix's strategy of deploying its own Network will be dependent on the ability of management of Phoenix to deploy and load the Network. Phoenix has had more than eight years of experience in operating owned switches, but, prior to July 1996, Phoenix had no previous experience in operating switches such as those being deployed by US One, either on a leased or owned basis. Under the Company's agreement with US One, US One is obligated to supply Phoenix with network design engineering assistance and consultation, but this obligation terminates in April 1998.

           Phoenix's Network strategy is based upon third-party agreements with Comdisco and, until the Merger is consummated, and if the Merger is not consummated, with US One.

           As of April 25, 1997, US One had installed eight switches over which the Company is transmitting call traffic. Recently, US One has sought investors or strategic partners to provide capital to complete the build-out of its national switching and local dial tone service facilities. In order to conserve cash and focus on its immediate strategic goal of implementing local dial tone service, US One recently reduced its work force.

           If the Merger is not consummated, or if the Company is not able to raise additional operating capital following the Merger, the Company may be unable to secure switching services at attractive prices in the markets in which such services would be most beneficial to it, and the Company may be forced to delay implementation of, or to modify, its Network strategy. There can be no assurance that the Company will be able to secure switching services at attractive prices in additional markets, or that the Company will be able to accomplish its Network strategy so as to achieve the anticipated benefits therefrom.

           Further, US One experienced service difficulties in the initial phase of the service cut over coincident with the transfer of long distance traffic from Phoenix's switch to US One's switch in Denver. US One has stated that these service difficulties arose principally as a result of US One's use of a newly designed switch configuration and newly designed software. Because Phoenix's long distance traffic originating in Denver could not be transferred in phases to the US One switch, all of Phoenix's long distance traffic originating in Denver had to be transferred all at once from

Phoenix's Colorado Springs switch to the US One Denver switch. In the two months following the cut over, Phoenix lost approximately 14% of its customers in the Denver area, which included both regular attrition and cut over-related difficulties. On the basis of subsequent switch implementations by US One, the Company believes that the risks of future service difficulties similar to those encountered with the Denver switch are remote. However, there can be no assurance that similar service difficulties will not arise in connection with future switch deployments, or that any such service difficulties would not result in a loss of customers. In addition, although US One has eight switches installed and currently in use, certain of the planned services (including inbound 800 and dedicated lines services) are not yet available on all of such switches. Delays in the provision of these services by US One could delay potential cost savings to Phoenix of using US One switches.

           The Comdisco transmission lines are leased from other transmission providers and are currently in place. Under the Company's Agreement with Comdisco, Comdisco has the right to increase its monthly fees to Phoenix, upon 30 days' notice, due to any increase in the rates charged to Comdisco by the underlying carriers from whom it leases transmission lines, provided that Comdisco may not increase its aggregate fees to Phoenix by more than 10% per year for the first two years of the term of the agreement. Although Phoenix intends to utilize Comdisco's fixed-cost inter-machine trunk transmission lines ("IMTs") to interconnect a substantial number of its owned and/or leased switches, there can be no assurance that capacity will be available on Comdisco's IMTs. Although Phoenix believes that IMTs will continue to be available from other sources, there can be no assurance that such IMTs will be available at prices comparable to those available from Comdisco.

           Ability to Successfully Develop New Products and Enter New Markets. Phoenix believes that offering a full range of telecommunications products and services will be crucial for it to remain competitive and attract and retain customers. Phoenix's strategy includes offering local dial tone service, either utilizing its own capabilities if the Merger is consummated, or reselling the wholesale dial tone product of a switching service provider or other outside vendor. In either event, local dial tone service is an area in which Phoenix has no experience. The costs of providing such service and the related increased customer service support and marketing costs could be substantial.

           Phoenix is also seeking to increase the number of residential customers it serves in the long distance market in order to optimize the use of its Network. Residential customers have historically accounted for less than 5% of Phoenix's revenues. Attrition rates for residential customers in the long distance industry are substantially higher than attrition rates for business customers.

           In addition, in pursuing its acquisition strategy Phoenix may acquire companies with lines of businesses in which Phoenix has no experience. Entry into new markets entails risks associated with the state of the market, competition from companies in those markets and increased selling and marketing expenses. There can be no assurance that Phoenix's new products or services will improve its operating results.

           Dependence on Service Providers. Presently, approximately 85% of the long distance calls made by Phoenix's customers are transmitted entirely or partially on the networks of facilities-based carriers that compete with Phoenix, including LDDS/WorldCom, Sprint and Frontier. Until Phoenix's Network is fully deployed and loaded, and even thereafter with respect to at least 10% of Phoenix's customer traffic which is expected to remain Off-Network and a portion of Phoenix's On-Network traffic that is terminated through the networks of vendor carriers, Phoenix will be dependent on its ability to obtain bulk-rate long distance transmission capacity from such vendor carriers on a cost-effective basis. Phoenix is vulnerable to changes in its arrangements with such carriers, such as price increases and service cancellations. Phoenix's current agreement with Sprint expires in September 1998 and requires Phoenix to pay minimum usage fees of $20 million during the term of the contract, of which at least $12 million must be spent in the first twelve months of the contract. Phoenix's current agreement with LDDS/WorldCom, which became effective in August 1996 and expires in May 1999, obligates Phoenix to pay minimum usage fees of $15 million, $12 million and $9 million, respectively, during each of the first three six-month periods of the agreement and $12 million during the 12-month period commencing February 1998. Phoenix's current agreement with Frontier expires in March 1998 and requires Phoenix to pay minimum monthly usage fees of $1 million for domestic calls (before discounts) and $200,000 for international calls (after discounts). Phoenix has in certain instances in the past failed to place calling traffic on the networks of vendor carriers sufficient to meet minimum usage requirements. However, in all instances to date where Phoenix has missed a minimum usage requirement and such miss resulted in an obligation to pay a material sum to a vendor carrier, the vendor carrier has waived the obligation or Phoenix has been reimbursed by a third party for the amount of such material sum. Although Phoenix expects to be able to meet its minimum usage requirements going forward, the minimum usage requirements may, depending upon traffic volume, reduce the benefit to Phoenix of the availability of the Network until the minimum requirements decrease per the terms of the agreements or the agreements expire.

           Phoenix is dependent on its facilities-based carriers and other vendors to provide it promptly with the detailed information on which Phoenix bases customer billings. Any failure of such carriers or vendors to provide accurate information on a timely basis could have a material adverse effect on Phoenix's ability to recover charges from its customers.

           Customer Attrition. The long distance industry is characterized by a high level of customer attrition. Customer attrition is measured by the number of customers who utilize Phoenix's service in a given month and do not utilize Phoenix's services in the next succeeding month. Phoenix believes its attrition rate is comparable to the attrition rates of long distance providers of comparable size. Attrition in the long distance telecommunications industry is generally attributable to a number of factors, including (i) marketing initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash and other forms of customer "win back" initiatives and other customer acquisition programs and (ii) termination of service for non-payment. As Phoenix acquires residential customers both for long distance and future local dial tone service, Phoenix's customer attrition rate is likely to increase. An increase in Phoenix's customer attrition rate could have a material adverse effect on Phoenix's business, financial condition and results of operations.

           Regulatory and Legislative Uncertainty. Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, both positive and negative effects on Phoenix and its ability to compete. Phoenix is subject to regulation by the Federal Communications Commission (the "FCC") and by various state Public Utilities Commissions ("PUCs") as a nondominant IXC. Phoenix is required to file tariffs or obtain other approvals in most of the states in which it operates. The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. Neither the FCC nor the state PUCs currently regulate Phoenix's profit levels, but they often reserve the authority to do so. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on Phoenix or that regulators or third parties will not raise material issues with regard to Phoenix's compliance with applicable laws and regulations.

           Phoenix has historically been required to file tariffs specifying the rates, terms and conditions of its interstate and international services with the FCC. On October 31, 1996, the FCC released an order which, among other things, requires all nondominant IXCs to cancel their currently-filed tariffs for interstate domestic services within nine months of the effective date of the order and prohibits such tariff filings in the future. Although information regarding the larger carriers' rate plans is expected to continue to be available through other means, the elimination of the tariff requirement may make Phoenix's pricing policies more difficult to benchmark against the rates of the larger IXCs. Additionally, the elimination of tariff filings may result in the need for Phoenix to formulate and execute bilateral agreements with its customers, give notice to customers of any change in rates, terms and conditions of service, and otherwise increase administrative costs. The absence of an FCC tariff filing requirement may also result in consumers being able to pursue remedies for disputes under state consumer protection and contract laws in a manner currently precluded by the FCC's "filed-rate" doctrine.

           On October 15, 1996, a Federal appeals court issued a stay of effectiveness of certain regulations adopted by the FCC in August 1996 regarding the prices that an incumbent LEC may charge incoming competitors for interconnection, unbundled access to network elements, and resale of LEC services. The stay had been sought by RBOCs, GTE and state regulatory commissions as part of ongoing litigation challenging the regulations issued by the FCC pursuant to the 1996 Act to implement competition in local exchange markets. The stay will remain in effect until the case is decided by the court, probably sometime in 1997. The effect of the stay is to create an ambiguity of authority and further regulatory uncertainty concerning the rules that will apply to the pricing policies of the incumbent LECs. In the absence of effective FCC rules, the state PUCs, through the details of their implementation of competition in their local exchange markets, may produce results that are inconsistent with the FCC's uniform national model. Phoenix cannot predict the impact of this litigation on its plans to offer its own or resold local dial tone service, or what further actions the FCC may take in response to the ultimate outcome of the case.

           Technological Change. The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. Phoenix believes that its future success will depend on its ability to anticipate such changes and to offer market responsive services that meet these evolving industry standards on a timely basis. The effect of technological change upon Phoenix's business cannot be predicted and there can be no assurance that Phoenix will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services to satisfy an expanded range of customer needs.

           Dependence on Key Personnel. Phoenix believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. Among others, the loss of Wallace M. Hammond, Phoenix's President and Chief Executive Officer or Jon Beizer, Phoenix's Senior Vice President and Chief Financial Officer, could have a material adverse effect on Phoenix. Phoenix intends to announce in the next 60 days that it is naming a new Vice President of Sales and Marketing, and the Company may interview candidates for a new position of Chief Operating Officer. Phoenix believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although Phoenix expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that Phoenix will be able to do so. In addition, because Phoenix may acquire one or more businesses in the future, Phoenix's success will be in part dependent upon its ability to retain and integrate into its own operations personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business.

           Transactions with Related Parties; Potential Conflicts of Interest. Until mid-April 1997, Messrs. Max E. Thornhill and David Singleton were directors of both Phoenix and US One. Messrs. Thornhill and Singleton have resigned from the Board of Directors of US One, but continue to own stock in both companies. As a result, certain conflicts of interest may arise in the future in connection with the implementation of Phoenix's agreements with US One and the negotiation of any new agreements, including definitive agreements for the Merger, between Phoenix and US One.

           Control by Officers and Directors. As of December 31, 1996, Phoenix's executive officers and directors beneficially owned or controlled approximately 25.6% of the outstanding shares of Phoenix's Common Stock, on a fully diluted basis (assuming full conversion of preferred stock). The votes represented by the shares beneficially owned or controlled by Phoenix's executive officers and directors could, if they were cast together, potentially control the election of a majority of Phoenix's directors and the outcome of most corporate actions requiring stockholder approval.

           Investors who purchase Phoenix's Common Stock may be subject to certain risks due to the concentrated ownership of Phoenix's Common Stock. Such risks include: (i) the shares beneficially owned or controlled by Phoenix's executive officers and directors could, if they were cast together, approve, delay, defer or prevent a change in control of Phoenix, such as an unsolicited takeover, which might be beneficial to the stockholders, and (ii) due to the substantial ownership or control of outstanding shares by Phoenix's executive officers and directors and the potential adverse impact of such substantial ownership or control on a change in control of Phoenix, it is less likely that the prevailing market price of the outstanding shares of Phoenix's Common Stock will reflect a "premium for control" than would be the case if ownership of the outstanding shares were less concentrated.

           Market Overhang. As part of this offering, the Selling Stockholders may sell up to 5,099,886 Shares, which represents approximately 19.3% of Phoenix's total outstanding shares of Common Stock. Although 4,677,622 of the Shares are presently outstanding, the registration of these shares will have the immediate effect of increasing the public float of Phoenix's stock. Such increase may cause the market price of Phoenix's Common Stock to decline or fluctuate significantly.

                                 USE OF PROCEEDS

           The Company will not receive any proceeds from the sale of Shares offered hereby although the Company will receive a total of $1,266,672 for 422,224 of the Shares if the Selling Stockholders exercise their warrants to acquire 422,224 Shares. The proceeds, if any, from the exercise of the warrants will be added to the Company's working capital. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

           The Selling Stockholders were issued shares of the Company's Series F Preferred Stock and warrants (the "Warrants") to purchase shares of Common Stock on October 20, 1995 in a private placement. Pursuant to the terms of the Series F Preferred Stock, on December 14, 1996, each share of Series F Preferred Stock was converted into 4.414 shares of Common Stock which included accrued but unissued dividends payable in Common Stock on the Series F Preferred Stock.

           In each case, the issuance of securities by Phoenix to the Selling Stockholders was undertaken pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated thereunder.

           In addition, in connection with the private placement of the Series F Preferred Stock described above, the Company and each Selling Stockholder entered into a stock purchase agreement (the "Stock Purchase Agreement") providing, among other things, for the registration of the Common Stock issuable upon conversion of the Series F Preferred Stock and for the registration of the Common Stock underlying the Warrants.

           The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of them as of April 7, 1997, the number of shares which may be offered pursuant to this Prospectus and the number of shares of Common Stock owned beneficially after this offering assuming the sale of all of the Shares. This information is based upon information provided by the Selling Stockholders. Except as provided below, the Selling Stockholders have not held any positions or offices with, been employed by, or otherwise had a material relationship with, the Company or any of its predecessors or affiliates since April 1, 1994.

                                                   Shares Beneficially                        Shares Beneficially
                                                     Owned Prior to                                Owned After
                                                       Offering (1)              Shares          Offering(1)(3)
                                               -----------------------------      Being        ------------------
Name                                            Number            Percent(2)    Offered(3)      Number   Percent
----                                           -----------------------------    ----------     ------------------
DL JSC Robert B. Mims IRA(4)                    36,166               *            36,166          --       --
Gerald Acker(5)                                 12,132               *            12,132          --       --
Dennis C. Allen(5)                              12,052               *            12,052          --       --
Jan B. Allen(5)                                 12,052               *            12,052          --       --
Carl J. Aycock(6)                               48,140               *            48,140          --       --
Bailey Properties(5)                            15,535               *            12,035         3,500     *
Tillman Branch(7)                               24,264               *            24,264          --       --
Delaware Charter Guaranty & Trust
   Co. Cust: Alan R. Brudos By
   Hambrecht & Quist LLC per the
   limited Power of Attorney(8)                  4,818               *             4,818          --       --
Michael A. Burford(6)                           49,053               *            49,053          --       --
Joseph Burnett MDPA Profit
   Sharing Plan(6)                              48,528               *            48,528          --       --
Joseph Burnett, MD(7)                           24,264               *            24,264          --       --
Marion Van Cooley(7)                            24,378               *            24,378          --       --
Danny M. Dunnaway Charitable
   Remainder Unitrust(7)                        24,383               *            24,383          --       --
Michael D. Easterly(9)                          24,132               *            24,132          --       --
Fremont Proactive Partners, L.P.(7)(10)         74,345               *            24,343        50,002     *
John Harvey(5)                                  12,268               *            12,268          --       --
Randy Wallace(5)                                12,268               *            12,268          --       --
Albert H. Hennington(7)                         24,383               *            24,383          --       --
George P. Hennington(7)                         24,264               *            24,264          --       --
T.W. Hickman, Jr. or Mac Hickman(5)             12,189               *            12,189          --       --
V. Jason Horrell(11)                            15,170               *             9,703         5,467     *

JE & JW Hudson Rentals, Inc. Profit
   Sharing Plan(6)                              48,749               *            48,749          --       --
The Ingram Management Trust dtd
   8/26/94 Doris S. Ingram Trustee(12)          40,151               *            29,351        10,800     *
Irby Construction Company(13)                  245,321               *           245,321          --       --
Braxter P. Irby, Jr.(5)                         12,035               *            12,035          --       --
Charles L. Irby(5)(14)                          12,260               *            12,260          --       --
A. Percy Jerome(7)                              24,378               *            24,378          --       --
Jupiter Partners(6)                            103,917               *            48,298        55,619     *
James R. Justice(7)                             24,800               *            24,259           541     *
Dan T. Keel, III(4)                             36,188               *            36,188          --       --
James Dudley Keene & Slyvia Jane
   Keene(5)                                     12,189               *            12,189          --       --
Kemp Real Estate Company(7)                     24,529               *            24,529          --       --
R.L. Kemp, Jr.(7)                               24,529               *            24,529          --       --
David H. Knapp Trustee or Lynda Knapp
   Underwood Trustee for A. John Knapp,
   Jr. Trust u/w/o Alfred Knapp dtd 9/9/89
   ID #76-6059777(6)                            48,223               *            48,223          --       --
Jacek M. Koson(7)                               24,070               *            24,070          --       --
Lagunitas Partners, L.P.(15)(16)               526,069               2.0%        146,084       379,985     1.5%
Delaware Charter Guaranty & Trust Co.
   Cust: Robert W. LeDoux by Hambrecht
   & Quist LLC per the limited Power of
   Attorney(8)                                   4,818               *             4,818          --       --
Frank L. Leggett, MD(6)                         48,757               *            48,757          --       --
W. Mark Lewis(6)                                49,062               *            49,062          --       --
Raymond James & Associates, Custodian
   for John E. Lynch, IRA(5)                    12,251               *            12,251          --       --
Lawrence A. Manica & Charla M
   Manica JTWROS(5)                             17,639               *            12,035         5,604     *
William P. Martin, Jr                            8,903               *             8,903          --       --
Barbara H. Martin                                2,225               *             2,225          --       --
William P. Martin, Sr.(7)                       13,129               *            13,129          --       --
Jo Ann Maxwell Rogers(7)                        24,524               *            24,524          --       --
Michael S. McCord(6)                           204,225               *            48,519       155,706     *
Dale G. McGee(6)                                48,691               *            48,691          --       --
Aaron P. Acker(7)                               24,529               *            24,529          --       --
Mick Mithelavage(5)                             13,934               *            12,132         1,802     *
Tom L. Moak(7)                                  24,529               *            24,529          --       --
Byron Fleet Morris(7)                           29,520               *            24,520         5,000     *
Trust Mark National Bank Trustee for
   Louis Mullen Profit Sharing Plan(7)          24,070               *            24,070          --       --
Louis Mullen(6)                                 48,140               *            48,140          --       --
Patsy T. Mullen(7)                              24,070               *            24,070          --       --
Nicholson & Company, PA Profit
   Sharing Plan(7)                              24,502               *            24,502          --       --
Ronald B. Pruet, Jr.(7)                         24,361               *            24,361          --       --
Ronny Robinson & Gayera L. Robinson(7)          24,343               *            24,343          --       --
C. Lanier Robinson, III(7)                      24,224               *            24,224          --       --
Rowell Family Limited Partnership, James
   A. Rowell, Jr.(17)                           96,911               *            96,911          --       --
Charles A. Saenger(5)                           12,052               *            12,052          --       --
Jill A. Saenger(5)                              12,052               *            12,052          --       --

Leo C. Saenger, Jr. Revocable Living
   Trust dtd 1/9/90 Leo C. Saenger, Jr.
   Trustee(18)(19)                                72,338            *            72,338             --         --
Leo C. Saenger, III Revocable Trust #1(5)         12,052            *            12,052             --         --
Sadac, Inc.(18)                                   72,338            *            72,338             --         --
Union Planters Bank, Custodian under
   Agreement for Leo C. Saenger Family
   Trust(20)                                      14,464            *            14,464             --         --
Robert Clayton Sansing TTEE U/A dtd
   6/24/93 Rev. Trust(21)                        116,476            *           116,476             --         --
David L Saulters Ex. Est. Vernon LaRue
   Saulters(7)                                    24,264            *            24,264             --         --
Richard A. Shubert(20)                            14,468            *            14,468             --         --
Joey Kim Sessums(5)                               12,189            *            12,189             --         --
Frederick K. Shaftman(6)                          48,462            *            48,462             --         --
Robert E. Simmons(7)(22)                          29,529            *            24,529          5,000          *
Sims & Sims (A MS General
   Partnership)(23)                               65,854            *            65,854             --         --
J. David Singleton & Karen Elizabeth
   Conerly Singleton Charitable
   Trust(15)(24)                                 144,680            *           144,680             --         --
Janet Clare Smith(5)                              12,052            *            12,052             --         --
William D. Sones(7)                               24,378            *            24,378             --         --
Alva Terry Staples(6)                             48,519            *            48,519             --         --
IRA of James H. Sturges(6)(25)                    48,704            *            48,704             --         --
Bonnie P. Thornhill(26)                          300,875            1.2%        300,875             --         --
Max E. Thornhill(27)                             834,696            3.2%        830,415          4,281          *
Max E. & Bonnie P. Thornhill
   Foundation(13)(28)                            240,700            *           240,700             --         --
William R. Walker Profit Sharing Trust(20)        14,539            *            14,539             --         --
Thomas P. Weirich DDS, Inc. Profit
   Sharing Plan for Employees(7)                  14,200            *             9,543          4,657          *
Kary G. Whitehead MD(7)                           24,524            *            24,524             --         --
Thomas B. Whitehead(7)                            24,524            *            24,524             --         --
Edward H. Williford(5)                            12,251            *            12,251             --         --
Herman T. Wilson(17)                              96,800            *            96,800             --         --
Dennis William Patrick Hallahane(29)              12,029            *            12,029             --         --
Compass Investment Management
   Limited(30)                                    16,843            *            16,843             --         --
John E. Hayes, Jr.(7)                             24,070            *            24,070             --         --
Michael F. Lewis(7)(31)                           24,070            *            24,070             --         --
Proactive Partners, L.P.(32)                   1,408,447            5.3%        608,431        800,016        3.0%
Alan Zafran & Judy Lee Zafran, Trustees
   for the Zafran Family 1995 Trust u/t/a
   12/10/95(6)                                    48,484            *            48,484             --         --
The Stribling Family Trust(6)                     48,757            *            48,757             --         --
Dott Dillard Cannon Living Trust(7)               24,529            *            24,529             --         --
Morgan Keegan and Co., Cust f/b/o
   Donald V. Conerly, MD - IRA(7)(33)             24,352            *            24,352             --         --
Robert E. Hennington(6)                           26,378            *            26,378             --         --
Roger S. Wirtz                                    22,378            *            22,378             --         --

----------------------------------
*        Less than one percent

(1) Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

(2) Applicable percentage of ownership is based on 25,914,745 shares of Common Stock outstanding on April 25, 1997.

(3)      Assumes the sale of all shares offered hereby.

(4)      Includes 3,000 shares issuable pursuant to a currently exercisable
         Warrant.

(5)      Includes 1,000 shares issuable pursuant to a currently exercisable
         Warrant.

(6)      Includes 4,000 shares issuable pursuant to a currently exercisable
         Warrant.

(7)      Includes 2,000 shares issuable pursuant to a currently exercisable
         Warrant.

(8)      Includes 400 shares issuable pursuant to a currently exercisable
         Warrant.

(9)      Includes 2,001 shares issuable pursuant to a currently exercisable
         Warrant.

(10) The general partner of Fremont Proactive Partners, L.P., a California limited partnership, is Proactive Investment Managers, L.P., a California limited partnership ("PIM") of which Mr. Charles C. McGettigan, a Director of the Company, and Mr. Myron A. Wick, III, a former Director of the Company, are general partners.

(11)     Includes 800 shares issuable pursuant to a currently exercisable
         Warrant.

(12) Includes 2,400 shares issuable pursuant to a currently exercisable Warrant. M.D. Ingram, Trustee of The Ingram Management Trust dtd 8/26/94 Doris S. Ingram, is a Director of a privately held company of which Mr. J. David Singleton, a Director of the Company, is also a Director.

(13)     Includes 20,000 shares issuable pursuant to a currently exercisable
         Warrant.

(14) Excludes (i) 225,321 shares held by Irby Construction Company and (ii) 20,000 shares issuable pursuant to a currently exercisable Warrant held by Irby Construction Company all of which are reported elsewhere on the table above. Mr. Irby is the President of Irby Construction Company and may be deemed to be the beneficial owner of the securities held by Irby Construction Company. Mr. Irby is a Director of US ONE Communications Corp. ("US One"). Messrs. Max E. Thornhill and J. David Singleton, Directors of the Company, are stockholders of US One and were Directors of US One until mid April, 1997. The Company has entered into a letter of intent, dated April 21, 1997, to merge with US One, with the Company as the surviving entity. See the Company's Current Report on Form 8-K, as filed with the SEC on April 25, 1997, which is incorporated herein by reference. Prior to the signing of the letter of intent, the Company had entered into an agreement with US One for the use of its long distance switches, only some of which have been deployed to date. See the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(15)     Includes 12,000 shares issuable pursuant to a currently exercisable
         Warrant.

(16) The general partners of Lagunitas Partners, L.P., a California limited partnership, are Gruber & McBaine Capital Management, a California corporation, and Messrs. Jon D. Gruber and J. Patterson McBaine. Messrs. Gruber and McBaine are also general partners of PIM.

(17)     Includes 8,000 shares issuable pursuant to a currently exercisable
         Warrant.

(18)     Includes 6,000 shares issuable pursuant to a currently exercisable
         Warrant.

(19) Excludes (i) 66,338 shares held by Sadac, Inc. and (ii) 6,000 shares issuable pursuant to a currently exercisable Warrant held by Sadac, Inc. all of which are reported elsewhere on the table above. Mr. Saenger is the President of Sadac, Inc. and may be deemed to be the beneficial owner of the securities held by Sadac, Inc.

(20)     Includes 1,200 shares issuable pursuant to a currently exercisable
         Warrant.

(21)     Includes 9,600 shares issuable pursuant to a currently exercisable
         Warrant.

(22) Mr. Simmons is the son-in-law of Mr. Max E. Thornhill, a Director of the Company.

(23)     Includes 5,400 shares issuable pursuant to a currently exercisable
         Warrant.

(24) Does not include (i) 3,000 shares of Common Stock and (ii) 4,281 shares issuable pursuant to currently exercisable options held by Mr. J. David Singleton. Mr. Singleton is a Director of the Company.

(25) Mr. Sturges is Chief Executive Officer and Chairman of the Board of US One. Messrs. Max E. Thornhill and J. David Singleton, Directors of the Company, are stockholders of US One and were Directors of US One until mid April, 1997.The Company has entered into a letter of intent, dated April 21, 1997, to merge with US One, with the Company as the surviving entity. See the Company's Current Report on Form 8-K, as filed with the SEC on April 25, 1997, which is incorporated herein by reference. Prior to the signing of the letter of intent, the Company had entered into an agreement with US One for the use of its long distance switches, only some of which have been deployed to date. See the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(26) Includes 25,000 shares issuable pursuant to a currently exercisable Warrant. Excludes (i) 761,415 shares held by Mr. Max E. Thornhill, (ii) 69,000 shares issuable pursuant to currently exercisable Warrants held by Mr.

         Thornhill, (iii) 4,281 shares issuable pursuant to currently exercisable options held by Mr. Thornhill, (iv) 220,700 shares held by the Max E. and Bonnie P. Thornhill Foundation and (v) 20,000 shares issuable pursuant to a currently exercisable Warrant held by the Max E. and Bonnie P. Thornhill Foundation, all of which are reported elsewhere on the table above and all of which Mrs. Thornhill may be deemed to be the beneficial owner. Mrs. Thornhill is the wife of Mr. Max E. Thornhill, a Director of the Company.

(27) Includes (i) 69,000 shares issuable pursuant to a currently exercisable Warrant and (ii) 4,281 shares issuable pursuant to currently exercisable options held by Mr. Thornhill. Excludes (i) 275,875 shares held by Mrs. Bonnie P. Thornhill, (ii) 25,000 shares issuable pursuant to currently exercisable Warrants held by Mrs. Thornhill, (iii) 220,700 shares held by the Max E. and Bonnie P. Thornhill Foundation and (iv) 20,000 shares issuable pursuant to a currently exercisable Warrant held by the Max E. and Bonnie P. Thornhill Foundation, all of which are reported elsewhere on the table above and all of which Mr. Thornhill may be deemed to be the beneficial owner. Mr. Thornhill is a Director of the Company.

(28) Mr. Max E. Thornhill may be deemed to be the beneficial owner of the securities held by the Max E. And Bonnie P. Thornhill Foundation.

(29)     Includes 999 shares issuable pursuant to a currently exercisable
         Warrant.

(30)     Includes 1,399 shares issuable pursuant to a currently exercisable
         Warrant.

(31) Mr. Lewis is a Director of a privately held company of which Mr. J. David Singleton, a Director of the Company, is also a Director.

(32) Includes (i) 50,225 shares issuable pursuant to currently exercisable Warrants, (ii) 333,350 shares issuable upon the conversion of 50,000 shares of the Company's Series B Preferred Stock, and (iii) 333,333 shares issuable upon the conversion of 333,333 shares of the Company's Series D Preferred Stock. The general partner of Proactive Partners, L.P., a California limited partnership, is PIM, of which Mr. McGettigan, a Director of the Company, and Mr. Myron A. Wick, III, a former Director of the Company, are general partners.

(33) Dr. Conerly is the brother-in-law of Mr. J. David Singleton, a Director of the Company.

                              PLAN OF DISTRIBUTION

           The Shares offered hereby are being offered directly by the Selling Stockholders. The Company will receive no proceeds from the sale of any of the Shares. The sale of the Shares may be effected by the Selling Stockholders from time to time in transactions on the American Stock Exchange, in negotiated transactions or otherwise, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

           At the time a particular offer of Shares is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or discounts allowed or reallowed or paid to dealers.

           In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

           The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

           Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

           Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to his Prospectus.

           There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

           The Company has agreed to indemnify the Selling Stockholders against certain civil liabilities, including certain liabilities under the Securities Act, in connection with the sale of the Shares.

                                  LEGAL MATTERS

           The validity of the securities offered hereby will be passed upon for the Company by Slivka Robinson Waters & O'Dorisio, P.C., Denver, Colorado. A shareholder of such firm serves as Secretary of the Company.

                                     EXPERTS

           The audited consolidated financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, which are included in the Company's Annual Report on Form 10-K and the audited consolidated financial statements and supplemental consolidated financial statements of the Company, and the consolidated financial statements of AmeriConnect, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which are included in the Company's Form 8-K dated January 23, 1997, have been incorporated herein by reference in reliance on the reports of Grant Thornton LLP, independent certified public accountants upon the authority of said firm as experts in accounting and auditing.

                              ---------------------


                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
Available Information..................................................2
Incorporation of Certain Documents by
   Reference...........................................................2
Forward-Looking Statements.............................................3
The Company............................................................3
Risk Factors...........................................................4
Use of Proceeds.......................................................11
Selling Stockholders..................................................12
Plan of Distribution..................................................16
Legal Matters.........................................................17
Experts...............................................................17



                                5,099,886 SHARES




                              PHOENIX NETWORK, INC.



                                  COMMON STOCK









                                   PROSPECTUS




                                  June 27, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee .................................................$3,485
Legal expenses* ......................................................10,000
Accounting fees and expenses*..........................................2,000
Miscellaneous* ........................................................2,000
           Total.....................................................$17,485

----------------------

* Estimated

           The Selling Stockholders will bear their own legal fees, sales commissions and related sales expenses in connection with this offering, but will not bear any of the expenses listed above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Article VI of the Registrant's Certificate of Incorporation ("Article VI") is consistent with Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a company to include a provision limiting the personal liability of a director in the company's certificate of incorporation. With limitations, Article VI eliminates the personal liability of the Registrant's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Article VI does not eliminate director liability: (i) for breaches of the duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which a director derives an improper personal benefit; and
(iv) under Section 174 of the Delaware General Corporation Law ("Section 174").
Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While Article VI protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in Article VI have no effect on claims arising under the federal securities laws.

           With certain limitations, Article XI of the Registrant's By-Laws ("By-Laws Article XI") provides for indemnification of any of the Registrant's past, present and future officers and directors against liabilities and reasonable expenses incurred in any criminal or civil action by reason of such person's being or having been an officer or director of the Registrant or of any other corporation which such person serves as such at the request of the Registrant. Indemnification under By-Laws Article XI is limited to officers and directors who have acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant. Any questions regarding whether the officer or director has met the required standards of conduct are to be answered by (i) a majority of disinterested directors, or (ii) a written opinion of independent legal counsel selected by the Board. Indemnification rights under ByLaws Article XI are non-exclusive. In the event of an officer's or director's death, such person's indemnification rights shall extend to his or her heirs and legal representatives. Rights under By-Laws Article XI are separable, and if any part of that section is determined to be invalid for any reason, all other parts remain in effect.

           Under Section 145 of the Delaware General Corporation Law, directors and officers, as well as other employees and individuals, may be indemnified against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses

(including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

ITEM 16.  EXHIBITS

           The list of exhibits is incorporated herein by reference to the Index to Exhibits immediately preceding the Exhibits to this Registration Statement.

ITEM 17. UNDERTAKINGS

           1.  The undersigned Registrant hereby undertakes:

                     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                               (i) To include any prospectus required by Section
                     10(a)(3) of the Securities Act of 1933;

                               (ii) To reflect in the prospectus any facts or
                     events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                               (iii) To include any material information with
                     respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

                               Provided, however, that paragraphs (a)(i) and
                     (a)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the issuer pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

                     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on June 27, 1997.



                                 PHOENIX NETWORK, INC.



                                 By:    /s/       Wallace M. Hammond
                                    --------------------------------------------
                                                  Wallace M. Hammond
                                         President and Chief Executive Officer





           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 27, 1997.





           Signature                                                    Title
           ---------                                                    -----



 /s/ Wallace M. Hammond                           President, Chief Executive Officer
-------------------------------------------       and Director
 Wallace M. Hammond                               (Principal Executive Officer)




/s/ Jon Beizer*                                   Senior Vice President and Chief
-------------------------------------------       Financial Officer
Jon Beizer                                        (Principal Financial and Accounting Officer)



/s/ Thomas H. Bell*                               Director
------------------------------------------
Thomas H. Bell



/s/ James W. Gallaway*                            Director
------------------------------------------
James W. Gallaway


                                                  Director
------------------------------------------
Merrill L. Magowan



/s/ Charles C. McGettigan*                        Director
------------------------------------------
Charles C. McGettigan



/s/ David Singleton*                              Director
------------------------------------------
David Singleton



/s/ Max E. Thornhill*                             Director
------------------------------------------
Max E. Thornhill

------------------
* Signed by Wallace M. Hammond pursuant to a power of attorney that was previously filed


By: /s/ WALLACE M. HAMMOND
    --------------------------------------
    Wallace M. Hammond
    Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT
  NO.        DESCRIPTION
-------      -----------
4.1        Certificate of Incorporation of the Registrant as amended to date, filed as an exhibit to the Registrant's Registration Statement on
           Form S-3 filed April 29, 1997 (Registration No. 333-26023) is hereby incorporated by reference.
4.2        Bylaws of the Registrant filed as an exhibit to the Registrant's
           Registration Statement on Form S-3 filed January 31, 1997, and amended on Form S-3/A on February 12, 1997 (Registration No.
           333-20923) is hereby incorporated by reference.
4.3        Form of Phoenix Network, Inc. Series F Preferred Stock and Warrant
           Purchase Agreement.*
5.1        Opinion of Slivka Robinson Waters & O'Dorisio, P.C.
23.1       Consent of Slivka Robinson Waters & O'Dorisio, P.C. (contained in
           Exhibit 5.1)
23.2       Consent of Grant Thornton LLP
24.1       Power of Attorney*

---------------
* Previously filed.